Exhibit 2.1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”) effective as of April 20, 2015 (the “Effective Date”), is by and between Yates Petroleum Corporation (“YPC”), Abo Petroleum Corporation, Myco Industries, Inc., Sharbro Energy, LLC, Yates Industries, LLC, John A. Yates, individually and as Trustee of Trust Q under the will of Peggy A. Yates, deceased, Santo Legado LLLP, and Petro Quatro LLC (collectively referred to as “Yates” and/or the “Sellers”) and Emerald Oil, Inc., a Delaware corporation, and Emerald DB, LLC, a Delaware limited liability company (collectively referred to as “Emerald” and/or the “Buyers”). Each of Yates and Emerald are referred to herein individually as a “Party” and collectively as the “Parties.” The Parties hereby agree as follows:

1.          Sale and Consideration. The Parties hereto agree to enter into a transaction pursuant to which Yates conveys, assigns, grants and sells to Emerald, without warranty of title of any kind, all of Yates’ right, title and interest in and to (i) the oil and gas leases set forth on Exhibit A as to all depths owned, and including any rights, privileges, surface, reversionary or remainder interests which relate to the leases (the “Yates Leases” or the “Leases”); and (ii) the wells described on Exhibit B-1 and any equipment related solely to such wells, including all rights-of-way related thereto (set forth on Exhibit B-2), and including all of the personal property, equipment, fixtures and improvements used in connection therewith (the “Yates Wells,” and collectively with the Yates Leases, the “Yates Interests”). Yates shall reserve unto themselves the overriding royalty interest more fully described in paragraph 2. Subject to the terms and conditions of this Agreement, at Closing (as defined below), as consideration for the purchase of the Yates Interests, Emerald shall pay Yates the sum of $75,493,530.00, which price constitutes $7,000.00 per Net Mineral Acre, as defined below, being conveyed to Emerald (the “Yates Interests Purchase Price”). As used herein, the term “Net Mineral Acres” shall mean the percentage of operating rights, or if contractual interests differ from operating rights then the contractual interests, Yates owns in a Lease, multiplied by the number of acres in the Lease that Yates is conveying to Emerald.

2.          Reserved Overriding Royalty Interest. Sellers shall reserve unto themselves an overriding royalty interest in and to all oil, gas and other hydrocarbons produced, saved and marketed from the Yates Leases equal to the positive difference, if any, between twenty percent (20%) and the lease burdens existing of record as of the Effective Date (the “Overriding Royalty”). The Overriding Royalty shall be free of all costs of exploration, production, marketing, transportation, and processing but shall bear its proportionate share of taxes. The Overriding Royalty will apply to each Lease separately, such that only the individual Sellers conveying an interest in a Lease will receive an Overriding Royalty in that Lease. The Overriding Royalty of each Seller will be proportionately reduced if the Lease covers less than the entire mineral interest in the lands it covers, and/or if the individual Seller conveys less than the entire leasehold estate.

3.          Deposit. In connection with the execution of the letter of intent memorializing the terms of this Agreement, Emerald wired the amount of $7,522,242 to Yates (the “Emerald Deposit”) on April 27, 2015.

4.          Closing. Consummation of the purchase and sale transactions contemplated by this Agreement (the “Closing”) shall occur no later than May 28, 2015 (the “Closing Date”) at 9:00 a.m. at YPC’s offices at 105 South 4th Street, Artesia, New Mexico, or at an alternate location or in another manner that is otherwise agreed to by the Parties.

5.          Payment Due at Closing. At the Closing Yates will apply the Emerald Deposit to the Yates Interests Purchase Price, and Emerald shall pay Yates the difference between the Yates Interests Purchase Price and the Emerald Deposit (such amount being equal to $67,971,288.00) (the “Net Purchase Price”), subject to any appropriate adjustment as provided in paragraph 13(c) below, at the rate of $7,000.00 per net acre, if the net acres actually being conveyed to Emerald are greater or less than the net acres reflected on Exhibit A, by wire transfer to YPC in immediately available funds.

6.          Return of a Percentage of the Deposit. In the event that the transactions contemplated by this Agreement are not consummated for any reason whatsoever, then Yates shall retain ten percent (10%) of the Emerald Deposit ($752,224.20), and Yates shall return the balance of the Emerald Deposit ($6,770,017.80) to Emerald within three Business Days (defined below) of the termination of the Agreement, which ten percent (10%) ($752,224.20) shall constitute the maximum amount of any damages that Emerald would be liable to Yates for any failure to consummate the transactions contemplated by this Agreement.

7.          Sellers’ Appointment of Agent. Sellers, and each of them, appoint YPC as their agent to receive and hold the Emerald Deposit and the Net Purchase Price. Following Closing, YPC shall distribute the Yates Interest Purchase Price to Sellers within seven Business Days of receipt. Emerald shall have no liability or obligation to any Seller for the YPC obligations, and/or for any YPC acts or failures to act, pursuant to this paragraph 7, and after Emerald makes the Net Purchase Price payment to YPC, it shall have no further obligation to any Seller for the further disbursement of any funds.

8.          Obligations at Closing. No later than the Closing Date, Yates shall deliver to Emerald, to be effective as of the Effective Date, (i) all of its interests in the Yates Interests, subject to existing leasehold burdens, in their pro rata interests based on ownership in the Yates Leases, in the assignment form set forth on Exhibit C, and shall not create any additional burdens other than those found in each of the Eddy County and Lea County records as of the Effective Date (except those as described in the form of a retained overriding royalty interest as described in paragraph 2 above), and (ii) appropriate federal and state forms of assignment for each of the appropriate federal and state oil and gas leases. Emerald shall pay the Net Purchase Price as set forth in paragraph 5 above. In addition, each Party shall deliver to the other Party such other instruments necessary to transfer the Yates Interests and the operations thereon, as the case may be, to Emerald.

9.          Sellers’ Representations. With regard to the Yates Interests, each Seller individually, and not jointly, represents to Emerald, to the best of its knowledge, the following:

(a)          There are no preferential rights, rights of first refusal or similar rights in third parties which apply to the Yates Interests or the same shall have been waived, and all necessary consents, approvals and other restrictions on the transfer, sale or assignment of the Yates Interests shall have been waived or obtained, or the time period within which such rights may be exercised shall have expired, provided that if a consent or right as aforesaid cannot be timely obtained or waived, the transaction may be restructured in a mutually agreeable manner;

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(b)          Except as to all issues addressed in the notice sent to YPC by Agave Energy Company regarding the January 1, 2015 Gas Purchase Agreement (attached as Exhibit D) and the subject matter of the letter from the Commissioner of Public Lands for the State of New Mexico (as referenced in paragraph 17 below and attached as Exhibit E), there are no material actions, suits, investigations or proceedings pending or threatened against Yates with respect to the Yates Interests, or other set of circumstances with respect to the Yates Interests that would constitute grounds for any action, suit, investigation or proceeding to be pending or threatened against Yates, in any court or by or before any state, local or federal governmental entity or regulatory agency, whether in the public domain or confidential as between Yates and any such governmental or regulatory agency. There are no liens, encumbrances, or restrictions on, or other contracts affecting, the Yates Interests except the Permitted Encumbrances set forth in Exhibit F. “Permitted Encumbrances” include (i) lessors’ royalties, overriding royalties, net profits interests, production payments, and similar burdens existing prior to the Effective Date; (ii) statutory liens for taxes that are not yet due and payable; (iii) all consent rights, required notices or other actions customarily sought after such conveyance; (iv) easements, rights-of-way, permits, surface leases and other rights or any restriction on access that do not materially interfere with the operation of the affected lease; (v) the gas purchase contract set forth in Exhibit D; (vi) the operating agreements, mortgages and contracts set forth in Exhibit G, and the liens created therein; (vii) those instruments of record in the respective counties affecting title; and (viii) the letter from the Commissioner of Public Lands for the State of New Mexico dated April 23, 2015, addressed to YPC, a copy of which is attached as Exhibit E; and

(c)          YPC has paid all applicable rentals, if required, and performed all necessary operations in a timely fashion so as to maintain the Leases in full force and effect pursuant to the terms of the Leases, the rules and regulations of the Bureau of Land Management with respect to federal oil and gas Leases, the rules and regulations of the Commissioner of Public Lands for the State of New Mexico with respect to state oil and gas Leases, and all other applicable laws and regulations. For those of the Yates Leases that are past their primary terms, each Seller represents to the best of its knowledge that it has taken or caused to be taken all necessary actions as required by state and federal regulations, including but not limited to required drilling and/or ongoing operational activity, to maintain the Leases and appropriate title in and to the those certain Yates Leases, so that the Yates Leases may be properly transferred to, and operated by, Emerald.

10.         All Parties’ Representations and Warranties. Each Party, individually and with respect to itself only, hereby represents and warrants to the other Parties the following:

(a)          Each Party is duly organized, validly existing and in good standing under the laws of the state of its incorporation, organization, or formation, and is qualified to do business and is in good standing in the State of New Mexico and in every other jurisdiction where the failure to so qualify would have a material adverse effect on its ability to execute, deliver and perform this Agreement and the other agreements contemplated herein.

(b)          Each Party has all requisite power and authority to (i) own, lease, or operate its assets and properties and to carry on the business as contemplated hereunder, and (ii) enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby, including the ownership of interests in oil and gas leases.

11.         Emerald’s Representations and Warranties. Each Emerald entity represents and warrants the following:

(a)          They are acquiring the Yates Interests for its own account for use in its trade or business, and not with a view toward or for sale in connection with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended.

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(b)          They each are sophisticated in the evaluation, purchase, operation and ownership of oil and gas properties. In making its decision to enter into this Agreement and to consummate the transaction contemplated herein, they have or will rely solely on their own independent investigation and evaluation of the Yates Interests, and they have and will satisfy themselves as to the physical condition and the environmental condition of the Yates Interests.

12.         Access to Data and Records. The consummation of the transactions contemplated by this Agreement is subject to the review and approval of title and due diligence, subject to the provisions of paragraphs 13 and 14 below. As soon as practicable after this Agreement is executed by the Parties, Yates agrees to provide Emerald access, at Yates’ offices during normal business hours, to inspect and copy all of Yates’ original physical copies of the Yates Leases and Yates Wells, any and all of the available supporting data, including, but not limited to a copy of each oil and gas lease, paid draft and/or check, lease purchase report, title checks (run sheet and/or take-offs), proof of payment on rental bearing leases, correspondence with any governmental agency or entity, right of way and surface use agreements, contracts, abstract of title, title opinions and any other pertinent documents or information related to the Yates Interests and the lands and depths to be assigned to Emerald (the “Data and Records”). Emerald has until 5:00 p.m. MDT on May 15, 2015 (the “Due Diligence Period”) to perform due diligence related to the Yates Interests. During the Due Diligence Period any Lease Title Defects (as defined below) discovered by Emerald shall be communicated to Yates, in accordance with the notice provisions herein provided, within one Business Day of its discovery or shall be deemed forever waived.

13.         Lease Title Defects.

(a)          “Lease Title Defects” shall be defined as defects that would normally be considered by reasonable and prudent oil and gas industry participants to (i) cause Emerald to receive less than the net acres and/or the net revenue interest in the Yates Leases set forth in this Agreement as to the interests intended to be conveyed, (ii) subject, with regard to oil and gas leases covering fee minerals only, Emerald to onerous or objectionable lease provisions that materially increase, or potentially materially increase, the Lease obligations, or decrease, or potentially materially decrease, the rights and/or interests of Emerald. Emerald acknowledges that oil and gas leases covering state and federal minerals subject a lessee to stringent conditions and stipulations, and Emerald agrees that no provision in a state or federal lease will be considered a Lease Title Defect. Emerald further agrees that the gas purchase contract set forth in Exhibit D is not a Lease Title Defect.

(b)          In the event any Lease Title Defect is not cured to the reasonable satisfaction of Emerald by the Closing Date, then Emerald shall have the unilateral right to (i) extend the Closing Date for five (5) days in order to allow Yates additional time in which to cure the Lease Title Defects to the reasonable satisfaction of Emerald; (ii) proceed with the Closing pursuant to a mutual agreement between the Parties as to substitution of property for the interest affected by the Lease Title Defects; (iii) exclude from the Closing both the interest affected by the Lease Title Defects and any additional acreage mutually agreed upon by the Parties and proceed with Closing on the balance of the acreage; (iv) manage the Lease Title Defect pursuant to the provisions of paragraph 13(c) herein; or (v) terminate this Agreement in accordance with the provisions of paragraph 14.

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(c)          In the event Emerald identifies one or more Lease Title Defect(s) that in its reasonable, good faith opinion, collectively exceeds the value of $100,000, then Emerald may provide written notice of the Lease Title Defect(s) to Yates, and provide Yates a five day period (the “Cure Period”) beginning on the first day after the end of the Due Diligence Period to (x) cure the Lease Title Defect(s), or (y) advise Emerald that the Lease Title Defect(s) cannot be cured within the Cure Period. If Yates does not cure the Lease Title Defect(s) within the Cure Period, for whatever reason, and there is no obligation for Yates to cure a Lease Title Defect in this Agreement, then the Parties shall proceed as follows:

i.            If Yates, in its reasonable, good faith opinion, does not believe that the aggregate value of the Lease Title Defect(s) exceeds $100,000, then the Parties shall agree to appoint and engage one title expert who is a title attorney with at least ten years of title experience, who practices oil and gas law in the Permian Basin and is licensed in New Mexico. The title expert (the “Title Expert”) will evaluate the Lease Title Defect(s) identified by Emerald, and shall solicit a statement or report from each of Yates and Emerald regarding such Lease Title Defect(s), and no Party will have any ex-parte communications with the Title Expert. The Title Expert will then make a final determination regarding whether a Lease Title Defect(s) exists, and if so, then the Title Expert shall determine the value of such Lease Title Defect(s) as follows:

A.           If the Lease Title Defect(s) is in the nature of a lien, contract, defect or identified claim, then the value of the Lease Title Defect(s) shall be equal to the amount required to fully discharge the lien, remedy the contract/defect and/or identified claim;

B.           In the event Yates owns only record title and no operating rights in a Yates Lease, then the value of the Lease Title Defect(s) shall be seven thousand dollars ($7,000) multiplied by the number of Net Mineral Acres represented on Exhibit A for such Lease; and

C.           If the Lease Title Defect(s) is a discrepancy between Yates’ actual Net Mineral Acres for any Lease and the net mineral acres attributed to the Lease on Exhibit A, then the value shall be seven thousand dollars ($7,000) multiplied by the difference in the Net Mineral Acres.

The Title Expert’s determination regarding the existence and value of the Lease Title Defect shall serve as a final decision, and each of Yates and Emerald hereby agree to be bound by the decision of the Title Expert. If the Title Expert determines that the value of the Lease Title Defect(s) does not exceed $100,000, and the Lease Title Defect(s) do not exceed the 5% Limitation (defined below), then the Parties will proceed to close the transaction without any adjustment, and Emerald will pay the costs and fees of the Title Expert.

ii.           If the Title Expert determines that the value of the Lease Title Defect(s) exceeds $100,000, and the Lease Title Defect(s) does not exceed the 5% Limitation, then the Parties shall proceed to close the transaction, and the Net Purchase Price to be paid by Emerald shall be appropriately reduced, and Yates shall pay the costs and fees of the Title Expert.

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iii.          Notwithstanding the foregoing, in the event a Title Expert is retained pursuant to this paragraph 13(c), then the aggregate value of any Lease Title Defect(s) quantified by the Title Expert shall be offset by any title benefit discovered in the due diligence process and received by Emerald at the Closing.

(d)          In the event Emerald identifies any Lease Title Defect(s) on acreage that exceeds five percent (5%) of the Net Mineral Acres in the Yates Leases to be conveyed to Emerald pursuant to the terms of this Agreement (the “5% Limitation”), then Emerald shall elect, in its sole and absolute discretion, to either (a) terminate this Agreement in accordance with paragraph 14, or (b) waive sufficient Lease Title Defect(s) so that the Lease Title Defects do not exceed the 5% Limitation and proceed to Closing.

14.         Termination. Emerald and Yates agree that Emerald may terminate this Agreement if the aggregate sum of the uncured and unwaived Lease Title Defects exceed the 5% Limitation, in which case the provisions of paragraph 6 above shall apply.

15.         Allocation of Liabilities.

(a)          Emerald agrees to assume, pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the Yates Interests and release Yates from all losses (including civil fines, penalties, costs of remediation and expenses for the modification, repair or replacement of facilities on the lands) brought or assessed by any and all persons, including any government entity, as a result of any damage to, destruction or loss of property, and any damage (environmental or otherwise) to natural resources (including soil, air, surface water or groundwater) to the extent it is directly or indirectly caused by or involves any condition of the Yates Interests, created or attributable to periods of time from and after the Effective Date, including the presence, disposal or release of any hazardous material of any kind from the Yates Interests; and

(b)          Yates agrees to retain, pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations accruing or relating to the Yates Interests and release Emerald from all losses (including civil fines, penalties, costs of remediation and expenses for the modification, repair or replacement of facilities on the Yates Interests) brought or assessed by any and all persons, including any government entity, as a result of any damage to, destruction or loss of property, and any damage (environmental or otherwise) to natural resources (including soil, air, surface water or groundwater) to the extent it is directly or indirectly caused by or involves any condition of the Yates Interests, created or attributable to periods of time prior to the Effective Date, including the presence, disposal or release of any hazardous material of any kind from the Yates Interests.

16.         Nature of the Yates Leases. Although one or more of the Leases may be producing and held by production, the lands and/or depths to be assigned are not producing. The Parties recognize that the Yates Wells conveyed to Emerald in this Agreement and as set forth on Exhibit B are not completed oil and gas wells, but rather are only spudded wells on which spudder operations have begun and are continuing. This Agreement does not convey, and the Yates Wells do not constitute, producing oil and gas wells, oil and gas production, significant equipment and fixtures, or other property normally associated with a producing oil and gas property.

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17.         Commencement of Drilling. Emerald shall commence or continue drilling on the Yates Leases as soon as is commercially practicable but in compliance with the time frames of the applicable Lease terms to perpetuate the Yates Leases. Emerald acknowledges that several of the Yates Leases from the State of New Mexico require operations every twenty days to perpetuate the leases pursuant to the Lease terms and a letter from the Commissioner of Public Lands for the State of New Mexico dated April 23, 2015, a copy of which is attached as Exhibit E. Since more than twenty days will elapse between the Effective Date and Closing, the Parties recognize YPC will have to engage in some spudding operations on several of the Yates Leases. YPC will advise Emerald at least two Business Days in advance of such operations and will copy Emerald with any and all reports, statements and invoices that result from such operations. Emerald shall reimburse Yates for the costs of such operations as provided in paragraph 21 below.

18.         Operator Status. YPC shall execute a Form C-145 Change of Operator form in accordance with New Mexico Oil Conservation Division regulations, as well as any other federal, state or regulatory forms, that will designate and appoint Emerald as operator of record of the Yates Wells. Additionally, Yates shall use its best efforts to persuade all non-operators under the appropriate operating agreements to elect Emerald as the successor operator for Yates Leases on which YPC (or its affiliates) is the current operator. Yates makes no representation as to whether Emerald will be recognized as operator of any of the Yates Leases.

19.         Qualified Operator Status. No later than the Closing Date, Emerald shall provide proof that it is a qualified operator in accordance with the rules of the New Mexico Oil Conservation Division.

20.         Indemnity. Each Party shall, from and after the Closing, indemnify and hold harmless the other Party and its current and former affiliates, and each of their respective officers, directors, employees, agents, advisors and other representatives and their successors and assigns (each an “Indemnified Party”) from and against any and all losses arising from, based upon, related to or associated with the liabilities assumed by each Party in paragraph 15 (each an “Indemnified Claim”). THE INDEMNITIES SET FORTH IN THIS AGREEMENT APPLY REGARDLESS OF WHETHER: (I) THE INDEMNIFIED PARTY (OR ITS EMPLOYEES, AGENTS, CONTRACTORS OF ANY TIER, SUCCESSORS OR ASSIGNS) CAUSES, IN WHOLE OR PART, AN INDEMNIFIED CLAIM; (II) AN INDEMNIFIED CLAIM ARISES OUT OF OR RESULTS FROM THE INDEMNIFIED PARTY’S (OR ITS EMPLOYEES, AGENTS, CONTRACTORS OF ANY TIER, SUCCESSORS OR ASSIGNS) SOLE OR CONCURRENT NEGLIGENCE, (III) THE INDEMNIFIED PARTY (OR ITS EMPLOYEES, AGENTS, CONT`RACTORS OF ANY TIER, SUCCESSORS OR ASSIGNS) IS DEEMED TO BE STRICTLY LIABLE, IN WHOLE OR IN PART, FOR AN INDEMNIFIED CLAIM; OR (IV) ANY PART OF AN INDEMNIFIED CLAIM IS THE RESULT OF THE IMPOSITION OF PUNITIVE DAMAGES. ALL INDEMNITIES SET FORTH IN THIS AGREEMENT EXTEND TO THE OFFICERS, DIRECTORS, EMPLOYEES AND AFFILIATES OF AN INDEMNIFIED PARTY, AND COVER THE ACTS AND OMISSIONS OF THE OFFICERS, DIRECTORS, EMPLOYEES, CONTRACTORS OF ANY TIER, SUCCESSORS AND ASSIGNS OF AN INDEMNIFIED PARTY. NOTWITHSTANDING THE FOREGOING, THE INDEMNITIES SET FORTH IN THIS AGREEMENT SHALL NOT APPLY IN THE CASE OF LOSSES DIRECTLY RESULTING FROM AN INDEMNIFIED PARTY’S OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

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21.         Annual Rentals and Reimbursements.

(a)          Annual rentals on the State of New Mexico oil and gas leases are due every anniversary date regardless of production and annual delay rentals on United States oil and gas leases are due during the primary term and subsequent extended terms of years. In addition, federal and state rights-of-way may include the requirement to make annual or periodic payments to perpetuate the right-of-way. For purposes of allocating the costs of such rental payments, YPC will make such payments for any rental payment due and owing on any of the Yates Leases whose anniversary date or rental payment date is on or before July 1, 2015, but as to rentals due after July 1, 2015, Yates, and each of them, shall not be liable for any failure if such payments are not actually made. YPC will copy Emerald with any correspondence and photocopy of the check for rentals paid after the closing date on the Yates Leases. Emerald shall reimburse Sellers for that portion of any rental payment or other periodic payments made on the State of New Mexico and/or Federal oil and gas leases and rights-of-way pertaining to the Yates Leases for that portion of the payment that is applicable to each month beginning May 1, 2015, and thereafter. For example, if Sellers paid $120 in annual rental for a State lease for the period from February 1, 2015 to January 31, 2016, then Emerald will reimburse Sellers $90 ($120 x 9/12).

(b)          YPC shall engage in necessary spudder operations on those State of New Mexico oil and gas leases that require such operations to perpetuate the Leases in accordance with paragraph 17 above and Emerald will reimburse YPC for the costs it incurs in performing such operations occurring after the Effective Date and before Closing. YPC shall submit to Emerald copies of all statements and invoices and a copy of its check or other evidence of payment of such statement and/or invoice. Emerald will reimburse YPC within 15 Business Days of receipt of the copies. Emerald agrees that such spudder operations after the Effective Date are specifically included within the application of paragraph 15 (a) above.

22.         Disclaimer – Representations and Warranties. Emerald acknowledges and agrees that the Yates Interests are being assigned from Sellers to Emerald “AS-IS, WHERE-IS”, and with all faults in their present condition and state of repair, without recourse. Except as expressly set forth in this Agreement, Sellers hereby disclaim any and all representations and warranties concerning the Yates Leases, express, statutory, implied, or otherwise, including without limitation, any warranty of title, the quality of hydrocarbon reserves, the quantity of hydrocarbon reserves, future commodity prices, condition (physical or environmental), compliance with applicable Laws, absence of defects (latent or patent), safety, state of repair, merchantability or fitness for a particular purpose, and Emerald expressly releases Sellers from the same.

23.         Disclaimer – Statements and Information. Except as expressly set forth in this Agreement, Sellers disclaim any and all liability and responsibility for and associated with the quality, accuracy, completeness or materiality of the data, information and materials furnished, whether orally or in writing, at any time to Emerald, its officers, agents, employees and Affiliates in connection with the transaction contemplated herein and Emerald expressly releases Sellers from the same.

24.         Further Assurances. From and after the Closing, at the request of Emerald but without further consideration, Yates will execute and deliver, or use reasonable efforts to cause to be executed and delivered, such other instruments of conveyance and take such other actions as Emerald reasonably may request to more effectively put Emerald in possession of any property or assets which the Parties intended to be conveyed to Emerald, and to transfer the operations and management of the Yates Interests to Emerald. In connection with these efforts, Yates shall deliver to Emerald original or copies of all Data and Records after the Closing Date, but in any case no later than June 5, 2015. Yates, at their discretion, may keep a photocopy of the file, if Yates delivers the original file.

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25.         Hazardous Substances. The Parties acknowledge that the Yates Leases may contain NORM or other potentially-hazardous substances, and that special procedures may be required for the assessment, remediation, removal, transportation, or disposal of said NORM or other potentially-hazardous substances.

26.         Gas Purchase Contract. The gas purchase contract identified on Exhibit D burdens one or more of the Yates Leases. Emerald acknowledges that, unless it either secures a release of the contract or negotiates a substitute contract with the current gas purchaser, Emerald will take the Yates Leases subject to the gas purchase contract.

27.         Entire Agreement. This Agreement states the entire agreement between the Parties and may be supplemented, altered, amended, modified or revoked by writing only, signed by both Parties.

28.         Non-Foreign certification. At Closing, Yates and Emerald shall each execute a certification of non-foreign status, in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2), in form and substance substantially similar to that set forth on Exhibit H.

29.         Survival. The representations and warranties contained in this Agreement shall survive the Closing and remain in full force and effect until November 22, 2015 at 5:00 p.m. MST, at which time they shall terminate. The covenants and performance obligations contained in this Agreement that contemplate performance after the Closing shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms, but in any event such covenants and obligations shall terminate on November 22, 2015 at 5:00 p.m. MST.

30.         Non-disclosure and Confidentiality. Except and as and to the extent required by law, neither Emerald nor Yates will make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise disclose or permit the disclosure of the existence of discussions regarding, a transaction between the Parties or any of the terms, conditions, or other aspects of this Agreement or the transaction contemplated thereby, without the prior written consent of the other. The Parties acknowledge that agree that all information, data, agreements, and other materials, whether provided in writing, orally, or electronically, shall be subject to that certain confidentiality agreement dated March 10, 2015.

31.         Section 1031 Exchange. Sellers and Emerald hereby agree that each shall have the right at any time prior to Closing to assign all or a portion of its rights under this Agreement to a Qualified Intermediary (as that term is defined in Section 1.1031(k) of the Treasury Regulations) to accomplish the transaction in a manner that will comply, either in whole or in part, with the requirements of a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended; provided, the foregoing shall be without cost or liability to the other Parties, and each Party shall remain fully responsible and liable for all of its obligations and covenants under this Agreement.

32.         No Third-Party Beneficiaries. Nothing contained in this Agreement shall entitle anyone other than Sellers or Emerald, or their authorized successors and assigns, to any claim, cause of action, remedy or right of any kind whatsoever.

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33.         No Joint Representations and Warranties. All representations and warranties are made by each of the Sellers individually as to their respective interests in the Yates Leases and not by the Sellers jointly.

34.         Separate Agreement. All Sellers do not own an interest in all of the Yates Leases listed on Exhibit A to this Agreement and therefore this Agreement shall be treated as a separate and distinct Agreement between each Seller and Emerald.

35.         Business Day. As used in this Agreement, the term “Business Day” means a day excluding Saturdays, Sundays, and U.S. legal holidays.

36.         Expenses. Parties shall be solely responsible for their own expenses incurred in connection with transactions contemplated in this Agreement, including but not limited to legal, accounting, and investment banking fees incurred.

37.         Incorporation of Exhibits. All of the Exhibits referenced in this Agreement are attached hereto and incorporated herein by such reference. The terms and conditions contained herein shall be binding upon and inure to the benefit of Emerald and Yates and their respective successors and assigns.

38.         No Partnership Created. It is neither the purpose nor the intent of this Agreement to create, and this Agreement shall not be construed as creating, a joint venture, partnership, or other type of association. The Sellers are not authorized to act as agent or principal for Emerald and Emerald is not authorized to act as agent or principal for Sellers, or any of them, with respect to any matter related hereto, except as specifically provided in this Agreement.

39.         Notices. All notices and communications required or permitted under this Agreement shall be in writing and addressed as follows:

Sellers:	Yates Petroleum Corporation
c/o Chuck Moran, Chief Landman
105 South Fourth Street
Artesia, NM, 88210-2118
Fax No.: 575-748-4572

Buyer:	Emerald Oil, Inc.
1600 Broadway, Suite 1360
Denver, CO, 80202
Attention: James Muchmore
Fax No.: 303-595-5601

Each party may after closing provide a change of address for notice purposes.

40.         Execution in Counterparts. This Agreement may be executed in any number of counterparts, which taken together shall constitute one instrument and each of which shall be considered an original. Fax or PDF signatures shall be considered binding.

41.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New Mexico, notwithstanding conflicts of law provisions.

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[Signature pages to follow]

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Each of the Parties hereto evidence its agreement to the terms and conditions of this Agreement by executing it in the space below, effective as of the Effective Date set forth above.

Sellers:

Yates Petroleum Corporation		Abo Petroleum Corporation

By:		By:
Name:		Name:
Title:		Title:
Date:	_____________________, 2015	Date:	_____________________, 2015

Myco Industries, Inc.		Sharbro Energy, LLC

By:		By:
Name:		Name:
Title:		Title:
Date:	_____________________, 2015	Date:	_____________________, 2015

Yates Industries, LLC		John A. Yates, individually and as Trustee of Trust Q under the will of Peggy A. Yates, Deceased

By:
Name:
Title:		Date: _____________________, 2015
Date:	_____________________, 2015

Santo Legado LLLP		Petro Quatro LLC

By:		By:
Name:		Name:
Title:		Title:
Date:	_____________________, 2015	Date:	_____________________, 2015

12

BUYERS:

Emerald Oil, Inc.		Emerald DB, LLC

By:		By:	Emerald Oil, Inc.
Name:	McAndrew A. Rudisill	Its:	Sole Member
Title:	President & Chief Executive Officer
Date:	_____________________, 2015	By:
		Name:	McAndrew A. Rudisill
		Title:	President & Chief Executive Officer
		Date:	_____________________, 2015

13

Exhibit A:

Yates Oil and Gas Leases

14

Exhibit B-1:

Wells and any equipment related solely to such wells and including all of the personal property, equipment, fixtures and improvements in connection therewith.

15

Exhibit B-2:

Surface Agreements including Rights of Way, Easements, Permits and Surface Leases

16

Exhibit C:

Assignment Form

17

Exhibit D:

January 1, 2015 Gas Purchase Agreement by and Between Yates Petroleum Company and Agave Energy Company

18

Exhibit E:

Correspondence with the Commissioner of Public Lands for the State of New Mexico and/or the NM Oil Conservation Division regarding the status/operation of the leases and wells.

19

Exhibit F:

Permitted Encumberances

20

Exhibit G:

Operating Agreements, Mortgages and Contracts

21

Exhibit H:

Certification of Non-Foreign Status

22